

07003050


SEC MAIL
RECEIVED
PROCESSING
FEB 2 2 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 2 2007
DIVISION OF MARKET REGULATION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50798 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BFP Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**12800 Corporate Hill Drive, Suite 300**
(No. and Street)

| **St. Louis** | **Missouri** | **63131** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Daniel F. Nickel** **(314) 729-2237**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Anders, Minkler & Diehl, LLP**
(Name – *if individual, state last, first, middle name*)

| **705 Olive Street 10th floor** | **St. Louis** | **Missouri** | **63101** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB 3/8

# OATH OR AFFIRMATION

I, Daniel F. Nickel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFP Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SUSAN M. FLETCHER
MY COMMISSION EXPIRES
June 6, 2010
NOTARY SEAL
#06433204
ST. LOUIS COUNTY
NOTARY PUBLIC, STATE OF MISSOURI


Signature

President & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2007
WASH. D.C.
186
SECTION

# BFP SECURITIES, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

## FOR THE YEAR ENDED DECEMBER 31, 2006
## AND
## INDEPENDENT AUDITORS' REPORT

# Contents

AMD anders minkler & diehl llp

CPAs + Consultants

**Independent Auditors' Report**

Member
BFP Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of BFP Securities, LLC as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFP Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 16, 2007



705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

# FINANCIAL STATEMENTS

BFP Securities, LLC
**STATEMENT OF FINANCIAL CONDITION**
December 31, 2006

## ASSETS

| | |
|---|---|
| ASSETS | |
| Cash and cash equivalents | $ 2,004,217 |
| Securities owned, at fair market value | 9,237 |
| Wholesaler compensation receivable | 320,060 |
| Accounts receivable | 9,825 |
| Prepaid commissions | 7,245,423 |
| Total Assets | $ 9,588,762 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | $ 6,890 |
| Total Liabilities | 6,890 |
| MEMBER'S EQUITY | 9,581,872 |
| Total Liabilities and Member's Equity | $ 9,588,762 |

BFP Securities, LLC

**STATEMENT OF INCOME**

For The Year Ended December 31, 2006

| | |
|---|---|
| REVENUES | |
| Wholesaler compensation | $ 6,851,725 |
| Interest income | 47,821 |
| Other income | 3,392 |
| Total Revenues | 6,902,938 |
| EXPENSES | |
| Commission expense | 3,286,784 |
| Placement costs | 1,851,528 |
| Other expenses | 157,268 |
| Total Expenses | 5,295,580 |
| NET INCOME | $ 1,607,358 |

BFP Securities, LLC

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

For The Year Ended December 31, 2006

| | |
|---|---|
| Balance - December 31, 2005 | $ 12,224,514 |
| Net income | 1,607,358 |
| Distributions | (4,250,000) |
| Balance - December 31, 2006 | $ 9,581,872 |

BFP Securities, LLC

**STATEMENT OF CASH FLOWS**

For The Year Ended December 31, 2006

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income | $ 1,607,358 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Amortization of prepaid commissions | 3,277,109 |
| Change in market value of securities | (1,137) |
| (Increase) decrease in assets | |
| Accounts receivable | (7,617) |
| Wholesaler compensation receivable | 102,127 |
| Prepaid commissions | (16,518) |
| Increase in liabilities | |
| Accounts payable | 4,258 |
| Net Cash Provided by Operating Activities | 4,965,580 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of securities | (4,800) |
| Net Cash Used in Investing Activities | (4,800) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Distributions | (4,250,000) |
| Net Cash Used in Financing Activities | (4,250,000) |
| INCREASE IN CASH AND CASH EQUIVALENTS | 710,780 |
| CASH AND CASH EQUIVALENTS, Beginning of year | 1,293,437 |
| CASH AND CASH EQUIVALENTS, End of year | $ 2,004,217 |
| SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITY | |
| Wholesaler compensation | $ (1,851,528) |
| Placement costs | $ 1,851,528 |

See accompanying notes to financial statements

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

BFP Securities, LLC (the Company) is a limited liability company organized under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer distributing public and private variable insurance contracts and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(1).

### Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less. The Company places its cash with one financial institution that is considered to be highly credit-worthy. Deposits at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

At December 31, 2006, the Company's cash equivalents were held in money market funds. The money market funds are maintained at financial institutions considered to be highly credit-worthy.

### Securities

Securities owned by the Company are considered trading securities, which are held for resale. The securities consist of equity securities that are stated at market value. Gains and losses, both realized and unrealized, are included in income.

### Revenue Recognition

Wholesaler compensation fees are calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer. These revenues are recognized on the accrual method of accounting. Certain wholesaler compensation fees earned by the Company are remitted by the payor to an affiliate, and the expense related to such items is recorded as placement costs (see below).

### Placement Costs

The Company incurs placement costs pursuant to agreements with an affiliate. The Company records such costs as incurred.

**Commission Expense**

Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes most commissions incurred on a straight-line basis over a seven-year period commencing twelve months subsequent to the date of premium receipt, rather than fully expensing the commissions as paid to retail broker-dealers. The amortization period is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers. Commissions, which are not capitalized, are expensed as incurred.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

**Income Taxes**

The Company, with the consent of its member, has elected to be taxed as a limited liability company under the Internal Revenue Code. Under this election, earnings of the Company are taxed at the member level. Accordingly, no provision has been made for income taxes.

## B. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had regulatory net capital of $2,005,094 and minimum net capital requirements of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2006 was .003 to 1.

BFP Securities, LLC
**NOTES TO FINANCIAL STATEMENTS**
December 31, 2006

## C. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2006, the Company recorded wholesaler compensation of $4,203,198 from an affiliate.

For the year ended December 31, 2006, the Company recorded placement costs to an affiliate totaling $1,851,528.

During 2006, the Company incurred commission costs, net of commission chargebacks, of $9,672 with Benefit Finance Securities, LLC, an affiliate of Bancorp Services, LLC, a 50% member of Benefit Finance Partners.

Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company, and pursuant to an informal agreement, charges the Company a fee of $10,000 per month for these costs. Included in other expenses in the Statement of Income is $120,000 related to this agreement. Management believes this is an appropriate charge for such expenses. Management periodically analyzes the indirect expenses, and if necessary, the monthly charge may be modified.

## D. COMMITMENTS AND CONTINGENCIES

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. At present, it is not possible to determine the probability or extent of any such changes.

# SUPPLEMENTARY INFORMATION
# REQUIRED BY
# THE SECURITIES AND EXCHANGE COMMISSION

BFP Securities, LLC

## COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

Schedule 1

December 31, 2006

| | |
|---|---|
| Member's equity | $ 9,581,872 |
| Less non-allowable assets: | |
| Accounts receivable | 9,825 |
| Wholesaler compensation receivable | 320,060 |
| Prepaid commissions | 7,245,423 |
| Total non-allowable assets | 7,575,308 |
| Net Capital Before Haircuts | 2,006,564 |
| Less: haircuts on securities | 1,470 |
| Net Capital | $ 2,005,094 |
| Aggregate Indebtedness | $ 6,890 |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 459 |
| Minimum dollar net capital requirement | $ 5,000 |
| Minimum capital requirement (greater of above) | $ 5,000 |
| Excess net capital | $ 2,000,094 |
| Excess net capital at 1000% | $ 2,004,405 |
| Ratio of aggregate indebtedness to net capital | .003 to 1 |

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

BFP Securities, LLC

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

Schedule 2

December 31, 2006

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp
CPAs + Consultants

**Independent Auditors' Supplementary Report on Internal Control**

Member
BFP Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of BFP Securities, LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



705 OLIVE · 10TH FLOOR · ST LOUIS, MISSOURI 63101-2293 · (314) 655-5500 · FAX (314) 655-5501 · www.amdcpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects an entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be significant deficiencies as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

February 16, 2007

END